August 15, 2012

Via Edgar
Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, c.c. 20549

Re: Safeway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”)
Filed February 27, 2012
File No. 1-00041

Dear Mr. Mew,

We are responding to the Staff's comment letter to Safeway Inc. (“Safeway” or the “Company”) dated August 10, 2012. The Staff's comments are set forth below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

1.
We note your response to comment 2. Refer to your proposed revised disclosure where you state, “[P]erishables are counted every four weeks and are carried at the last purchased cost or the last four week average cost.” Please confirm for us that your use of the replacement cost method for perishables approximates FIFO cost. If so, then please revise your inventory accounting disclosure beginning with your next Form 10-Q filing to make this assertion and clarify your accounting.

Company Response:

We confirm that our use of the replacement cost approximates FIFO cost and, as requested, we will make a disclosure similar to the following in our next Form 10-Q filing:

Merchandise inventory of $1,608 million at year-end 2011 and $1,685 at year-end 2010 is valued at the lower of cost on a last-in, first out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,678 million at year-end 2011 and $1,720 million at year-end 2010. Liquidations of LIFO layers during the three years reported did not have a material effect on our results of operations. The remaining inventory consists primarily of perishables, pharmacy and fuel inventory and are carried at the last purchased cost or the last four week average cost, which approximates FIFO cost.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to contact me by phone at (925) 467-3628 with any questions or comments regarding this correspondence.

Sincerely,

Dennis J. Dunne
Vice President, Corporate Accounting